                                                                    Exhibit 99.2

                           MANAGEMENT PROXY CIRCULAR

                            MANAGEMENT SOLICITATION

     THIS CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF HOLLINGER INC. ("HOLLINGER" OR THE "CORPORATION") TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF HOLLINGER TO BE HELD ON MAY 22, 2002 (the "meeting"). It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of Hollinger. The cost of such solicitation will be borne by Hollinger.

     Hollinger International Inc., the U.S. subsidiary of the Corporation, is referred to herein as "Hollinger International".

                     APPOINTMENT AND REVOCATION OF PROXIES

     The persons named in the enclosed form of proxy are directors and officers of Hollinger. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO REPRESENT HIM AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. This right may be exercised by inserting such person's name in the blank space provided in the enclosed form of proxy or by completing another proxy in proper form and by depositing it with Computershare Trust Company of Canada, 100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours (excluding Saturdays and holidays) before the time fixed for the meeting or any adjournments thereof.

     Any shareholder who has given a proxy has the right to revoke it at any time as to any matter on which a vote has not already been cast pursuant to the authority conferred by it by signing a written revocation of proxy and depositing that instrument of revocation at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof, or in any other manner permitted by law.

NON-REGISTERED HOLDERS

     Only registered holders of retractable common shares of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the meeting. However, in many cases, retractable common shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are registered either:

     (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

     (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

     In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of the notice of meeting, this management proxy circular, the form of proxy, and the 2001 annual report (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

     Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

     A. be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Computershare Trust Company of Canada at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 as described above;

     or

     B. more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

     The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. IN EITHER CASE, NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARIES AND THEIR SERVICE COMPANIES.

     A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the meeting.

                               VOTING OF PROXIES

     On any ballot called, shares represented by properly executed proxies in favour of the persons designated in the printed portion of the enclosed form of proxy will be voted or withheld from voting in accordance with the instruction of the shareholder whose shares are represented. WHERE SHAREHOLDERS HAVE NOT SPECIFIED IN THE FORM OF PROXY THE MANNER IN WHICH THE NAMED PROXIES ARE REQUIRED TO VOTE THE SHARES REPRESENTED THEREBY, RETRACTABLE COMMON SHARES REPRESENTED BY PROXY WILL BE VOTED IN RESPECT OF THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS SET FORTH UNDER THOSE HEADINGS IN THIS CIRCULAR. THE ENCLOSED FORM OF PROXY, WHEN PROPERLY EXECUTED, CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS DESIGNATED IN THE PRINTED PORTION THEREOF WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING. At the date hereof, the management of Hollinger is not aware of any amendments, variations or other matters to come before the meeting other than the matters referred to in the foregoing notice of meeting.

                  VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

     Each holder of retractable common shares of record at the close of business on April 9, 2002, the record date established for notice of the meeting and for voting in respect of the meeting ("the record date") will be entitled at the meeting to one vote for each retractable common share held by such holder.

     On April 18, 2002 there were 32,068,889 retractable common shares of Hollinger issued and outstanding and entitled to be voted on all matters at the meeting. To the knowledge of the directors and officers of Hollinger, there is no beneficial owner or person who exercises control or direction over more than 10% of the outstanding retractable common shares of Hollinger except as follows. The Ravelston Corporation Limited ("Ravelston") exercises control or direction over a total of 24,961,567 retractable common shares or 77.8% of the outstanding retractable common shares of Hollinger. Lord Black indirectly controls Ravelston and therefore beneficially owns or exercises control or direction over 77.8% of the outstanding retractable common shares of Hollinger.

     The address of Ravelston is 10 Toronto Street, Toronto, Ontario, M5C 2B7.

                    MATTERS TO BE CONSIDERED AT THE MEETING

ELECTION OF DIRECTORS

     The board of directors is elected annually and may consist of such number between 3 and 25 members as the directors may from time to time determine. The directors have determined that the number of directors will be 15. Unless authority to vote is withheld, retractable common shares represented by proxies properly executed in favour of the persons designated in the printed portion of the enclosed form of proxy will be voted for the election of the nominees named below, all of whom are now directors and were elected to their present term of office by a vote of shareholders at a meeting, the notice of which was accompanied by a proxy circular. Management of Hollinger has no reason to believe that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, it is intended that discretionary authority shall be exercised by the persons designated in the printed portion of the enclosed form of proxy to vote the proxy for the election of any other nominee or nominees of management. Each director elected at the meeting will hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed, unless his or her office is earlier vacated.

INFORMATION CONCERNING NOMINEES AS DIRECTORS

     The following table and the notes thereto set forth the names of the persons proposed to be nominated by management for election as directors, their present principal occupations, all positions and offices with Hollinger and its significant affiliates at present held by them, the year in which they were first elected as directors of Hollinger or a predecessor corporation and the approximate number of shares of Hollinger that they have advised Hollinger are beneficially owned by them or over which they exercise control or direction:

                                                                                        APPROXIMATE NUMBER OF SHARES
                                                                           YEAR FIRST     OF HOLLINGER BENEFICIALLY
   NAME, MUNICIPALITY OF RESIDENCE                                          BECAME A     OWNED OR OVER WHICH CONTROL
AND POSITION(S) WITH HOLLINGER(1)(2)      PRESENT PRINCIPAL OCCUPATION      DIRECTOR   OR DIRECTION IS EXERCISED(3)(4)
------------------------------------      ----------------------------     ----------  -------------------------------
PETER Y. ATKINSON....................  Executive Vice-President and           1996         5,000 retractable
  Oakville, Ontario                    General                                               common shares
  Executive Vice-President and           Counsel, Hollinger
  General Counsel and Director         (International
                                         Newspaper Company)

RALPH M. BARFORD.....................  President, Valford Holdings            1983        100,000 retractable
  Toronto, Ontario                       Limited (Investment Company)                        common shares
  Director

BARBARA AMIEL BLACK(5)(7)............  Vice-President, Editorial,             1994         1,600 retractable
  London, England                      Hollinger                                             common shares
  Vice-President, Editorial              (International Newspaper
  and Director                           Company); Journalist

THE LORD BLACK OF CROSSHARBOUR, P.C.
  (CAN), O.C., K.C.S.G.(6)(7)........  Chairman of the Board and              1978        1,611,039 Series II
  London, England                        Chief Executive Officer,                          Preference Shares
  Chairman of the Board,               Hollinger                                           4,320 retractable
  Chief Executive Officer                (International Newspaper                          common shares(8)
  and Director                         Company)

J.A. BOULTBEE(7).....................  Executive Vice-President and           1987         1,000 retractable
  Toronto, Ontario                       Chief Financial Officer,                            common shares
  Executive Vice-President and           Hollinger (International
  Chief Financial Officer, and         Newspaper
  Director                               Company)

DIXON S. CHANT(6)....................  Deputy Chairman, The Ravelston         1978        30,000 retractable
  Toronto, Ontario                       Corporation Limited                                 common shares
  Director                               (Holding Company)                                190,000 Series III
                                                                                           Preference Shares

DANIEL W. COLSON(6)(7)...............  Vice-Chairman, Hollinger;              1987         290,697 Series II
  London, England                        (International Newspaper                          Preference Shares
  Vice-Chairman and                    Company);                                           9,253 retractable
  Director                               Deputy Chairman and                               common shares(8)
                                         Chief Executive Officer,
                                         Telegraph Group Limited
                                         (Newspaper Publishing Company)

CHARLES G. COWAN, Q.C.(7) ...........  Vice-President and Secretary,          1981         5,000 retractable
  Toronto, Ontario                     Hollinger                                             common shares
  Vice-President and Secretary           (International Newspaper                      11,100 Series III Preference
  and Director                         Company)                                                   Shares

                                                                                        APPROXIMATE NUMBER OF SHARES
                                                                           YEAR FIRST     OF HOLLINGER BENEFICIALLY
   NAME, MUNICIPALITY OF RESIDENCE                                          BECAME A     OWNED OR OVER WHICH CONTROL
AND POSITION(S) WITH HOLLINGER(1)(2)      PRESENT PRINCIPAL OCCUPATION      DIRECTOR   OR DIRECTION IS EXERCISED(3)(4)
------------------------------------      ----------------------------     ----------  -------------------------------

FREDRIK S. EATON, O.C.(6)............  Chairman, White Raven               1979-1991      168,920 retractable
  Toronto, Ontario                       Capital Corp. (Holding Company)      1994           common shares
  Director                                                                                11,039 retractable
                                                                                           common shares(8)

R. DONALD FULLERTON..................  Director, Canadian Imperial Bank       1992         2,000 retractable
  Toronto, Ontario                     of   Commerce                                         common shares
  Director                                                                             10,199 retractable common
                                                                                                 shares(8)

ALLAN E. GOTLIEB, C.C. ..............  Senior Adviser, Stikeman, Elliott      1989         3,600 retractable
  Toronto, Ontario                       (Law Firm); Chairman, Donner                        common shares
  Director                             Canadian Foundation (Charitable                 1,000 Series III Preference
                                       Foundation)                                                Shares
                                                                                       11,070 retractable common
                                                                                                 shares(8)

HENRY H. KETCHAM III(6)..............  Chairman, President and Chief          1996         1,000 retractable
  Vancouver, British Columbia,           Executive Officer,                                  common shares
  Director                               West Fraser Timber Co. Ltd.                   11,949 retractable common
                                         (Forest Products Company)                               shares(8)

F. DAVID RADLER(6)(7)................  Deputy Chairman, President and         1979         577,720 Series II
  Vancouver, British Columbia            Chief Operating Officer,                          Preference Shares
  Deputy Chairman, President,            Hollinger (International                         229,980 Series III
  Chief Operating Officer and          Newspaper                                           Preference Shares
  Director                               Company)                                      9,341 retractable common
                                                                                                 shares(8)

MAUREEN J. SABIA.....................  President, Maureen Sabia               1996          600 retractable
  Toronto, Ontario                     International (Consulting Firm);                      common shares
  Director                               Corporate Director                            1,595 retractable common
                                                                                                 shares(8)

PETER G. WHITE(7)....................  Executive Vice-President,           1979-1984,             --
  Banff, Alberta                         The Ravelston Corporation         1986-1988
  Director                             Limited                                1991
                                         (Holding Company)

Notes:

(1) Lord Black is the Chairman of the Executive Committee of the board of directors. Messrs. Barford, Colson and Radler are members.

    Mr. Barford is the Chairman of the Audit Committee. Messrs. Eaton and Ketcham are members.

    Mr. Barford is the Chairman of the Corporate Governance Committee. Messrs. Eaton, Fullerton and Gotlieb are members.

    Mr. Ketcham is Chairman of the Compensation Committee. Messrs. Eaton, Fullerton and Gotlieb and Ms. Sabia are members.

    Mr. Boultbee is Chairman of the Retraction Price Committee. Mr. Atkinson is a member.

(2) Lord Black is the Chairman of the Board and Chief Executive Officer, Mr. Radler is the Deputy Chairman, President and Chief Operating Officer, Mr. Colson is the Vice-Chairman, Mrs. Black is Vice-President, Editorial, Mr. Boultbee is an Executive Vice-President and Mr. Atkinson is a Vice-President of Hollinger International. Lord Black is the Chairman and Mr. Colson is the Deputy Chairman and Chief Executive Officer of Telegraph Group Limited. Lord Black and Messrs. Colson and Radler are directors of Hollinger International and Telegraph Group Limited.

(3) Lord Black and Messrs. Atkinson, Boultbee, Chant, Colson, Cowan, Radler and White are shareholders, directly or indirectly, and officers and directors of Ravelston. Reference is made to "Voting Shares and Principal Holders Thereof".

(4) Lord Black controls Ravelston which exercises control or direction over 77.8% of the outstanding retractable common shares of Hollinger. Reference is made to "Voting Shares and Principal Holders Thereof".

(5) Mrs. Barbara Amiel Black is the wife of the Lord Black.

(6) Lord Black and Messrs. Chant, Colson, Eaton, Ketcham and Radler own, directly or indirectly, 9,600, 7,500, 500, 17,000, 1,000 and 9,000 Class A
    Shares of Hollinger International, respectively. Hollinger International is a subsidiary of Hollinger.

(7) Mrs. Black, Lord Black and Messrs. Colson, Boultbee, Radler and White own, directly or indirectly, 7,000, 72,300, 100,000, 1,820, 103,300 and 3,500,
    respectively, and Mr. Cowan exercises control or direction over 5,000, limited partnership units of Hollinger Canadian Newspapers, Limited Partnership, which is controlled by Hollinger.

(8) number of retractable common shares credited to the director's account as of March 31, 2002 pursuant to the Directors Share Unit Plan (see page 6).

APPOINTMENT OF AUDITORS

     Retractable common shares represented by proxies properly executed in favour of management which are not directed to be withheld from voting in respect of the appointment of auditors will be voted for the reappointment of KPMG LLP as auditors of Hollinger and to authorize the directors to fix the auditors' remuneration.

     During fiscal 2001, KPMG LLP billed the Corporation $1,302,175 for audit of the consolidated financial statements, $1,470,367 for audit-related services, $7,916,641 for income tax services and $1,254,913 for other services, primarily assistance with an arbitration. The audit-related services consist principally of employee pension plan audits and divestiture audits related to the sale of businesses. The Corporation did not engage KPMG LLP during fiscal 2001 to provide services regarding the Corporation's financial information systems design and implementation.

RESOLUTION CONFIRMING NEW GENERAL BY-LAW

     On November 24, 2001, major amendments to the Canada Business Corporations Act ("CBCA") came into force. As a result of these changes, the board of directors have made a new general by-law of the Corporation, By-law No. A26, which also repeals the former general By-laws Nos. A24 and A25. The new by-law principally reflects the amendments to the CBCA, including amendments facilitating electronic communications with directors and shareholders and broadening the indemnification of officers and directors. The shareholders are being asked to pass the Resolution, the full text of which is set out in Appendix "A" to this circular, to confirm the repeal of By-laws Nos. A24 and A25 and to confirm the new by-law, the full text of which is set out in Exhibit "I" to Appendix "A".

     In order to be approved, the Resolution must be passed by a majority of the votes cast by the shareholders, in person or by proxy, at the meeting, failing which the making of new By-Law No. A26 and the repeal of By-Laws No. A24 and A25 by the directors will cease to be effective.

     The board recommends that shareholders vote FOR the Resolution confirming By-Law No. A26.

MANAGEMENT AGREEMENTS

     In 1998 the management services arrangements between Ravelston, Hollinger and the other companies in the Hollinger group were restructured to reflect the transformation of Hollinger into an open-end investment corporation and the provision by Ravelston of management services directly to other companies in the Hollinger group. Ravelston is a provider of management services to various companies including, but not limited to, Hollinger and other companies in the Hollinger group.

     The business of Hollinger now consists solely of the investment of its assets in corporations. Approximately 95% of the net asset value of Hollinger is represented by its investment in Hollinger International, a U.S. public company listed on the New York Stock Exchange, which is a subsidiary but not a wholly-owned subsidiary of Hollinger. Hollinger International and its consolidated group command the substantial portion of executive services provided by Ravelston to the Hollinger group of companies. The independent directors of Hollinger International have assumed a direct role in the negotiation of fees paid to Ravelston for management services provided to Hollinger International and its wholly-owned subsidiaries. These management fees reflect the nature and extent of services provided by Ravelston directly to Hollinger International under the supervision of the directors of Hollinger International, who are in a position to appraise the value of such services.

     As part of the restructuring described above, new management arrangements were made between Ravelston and Hollinger and various other key companies in the Hollinger group including Hollinger International. The new arrangement with Hollinger (the "Hollinger Management Agreement") was effective as of January 1, 1998 and is generally consistent in its scope and terms with the management agreement it superseded except that it governs only the provision of management services to Hollinger.

     Pursuant to the Hollinger Management Agreement, Ravelston acts as manager of Hollinger and its wholly-owned subsidiaries to carry out executive responsibilities, including management of the investment portfolio of Hollinger and provision of advice and assistance to the Hollinger board of directors in connection with the determination of the investment policies of Hollinger; arranging further investments for Hollinger; arranging for the financial requirements of Hollinger; provision of services in respect of Hollinger's daily operations; preparation of consolidated financial statements of Hollinger; ensuring Hollinger's compliance with the requirements of all relevant regulatory authorities; provision of the services of the current officers of Hollinger to serve in their present capacities; and provision of the services of all other employees necessary to carry out such executive functions. The Hollinger Management Agreement may be terminated at any time upon 180 days prior notice.

     Under the Hollinger Management Agreement, the management fee for each calendar year is to be negotiated on an annual basis. Until the annual fee is determined for any year, Ravelston continues to be paid on the basis of the previous year's fee. The board of directors of Hollinger has delegated the authority to settle and approve the annual management fees to the Compensation Committee, none of the members of which is a director or officer or has any other material interest in Ravelston. The management fee paid by Hollinger and its wholly-owned subsidiaries is not calculated with reference to the compensation of Ravelston's executives who serve as officers of Hollinger and such subsidiaries, but rather reflects what is judged by the Compensation Committee to be fair value for the services described above rendered to those companies.

     The separate management fees paid to Ravelston in 2001 by Hollinger International and its subsidiaries are disclosed in the management proxy circular of Hollinger International. Of those fees, a portion of approximately U.S.$770,000 and U.S.$230,000, respectively, were paid to Ravelston's affiliates, Moffatt Management and Black-Amiel Management for services provided.

     No management fee was paid by Hollinger and its wholly-owned subsidiaries in 2001 pursuant to the Hollinger Management Agreement.

     The names and addresses of the insiders of Ravelston are as follows: Peter
Y. Atkinson, Oakville, Ontario; Lord Black, London, England; J.A. Boultbee, Toronto, Ontario; Dixon S. Chant, Toronto, Ontario; Daniel W. Colson, London, England; Charles G. Cowan, Toronto, Ontario; F. David Radler, Vancouver, British Columbia; and Peter G. White, Banff, Alberta. Reference is made to "Table D" for a description of any indebtedness by any insiders of Ravelston to Hollinger or to any of Hollinger's subsidiaries.

EXECUTIVE COMPENSATION

Description of Officers' Remuneration

     Services of the Corporation's executive officers are provided by Ravelston pursuant to the Hollinger Management Agreement. Reference is made to "Management Agreements". Hollinger does not provide cash remuneration to its executive officers as such. There is no basis upon which to allocate the aggregate amount payable under the Hollinger Management Agreement to individual officers because the individuals providing services to Hollinger pursuant to the Hollinger Management Agreement are not in fact receiving compensation primarily in respect of those services. Their individual cash compensation is determined by Ravelston (which, as mentioned above, derives management fees from a number of other companies) and not by the Compensation Committee of Hollinger (see "Report on Executive Compensation"). The aggregate cash compensation paid to executive officers of Hollinger as directors of Hollinger and its subsidiaries in 2001 was $831,333.

Description of Directors' Remuneration

     Each director of Hollinger is entitled to receive an annual director's fee of $25,000 and a fee of $1,500 for each board or committee meeting attended. Directors are reimbursed for expenses incurred in attending the meetings. Members of the Executive Committee receive annual fees of $6,000 and members of the Audit, Corporate Governance, Compensation and Retraction Price Committees receive annual fees of $3,000. The Chairman of any Committee of Hollinger's Board of Directors receives an annual fee of $2,500.

     Hollinger has taken steps to align more closely the interests of its directors with those of its shareholders. Effective February 24, 1999, directors are permitted to elect that up to 100% of the total fees to which they are entitled be paid in the form of deferred share units under the Hollinger Inc. Share Unit Plan for Directors (the "Directors' Share Unit Plan"). For a director that elects to participate, a number of deferred share units equal to the number of retractable common shares that could be purchased on the open market for a dollar amount equal to the applicable percentage of that director's fee is credited to an account maintained by the Corporation for that director under the Directors' Share Unit Plan. Dividend equivalents will be credited to the director's account as if dividends were paid on each deferred share unit held by the director on the dividend record date and reinvested in additional deferred share units at the market price of the retractable common shares on the dividend payment date. Deferred share units will be paid to the director no later than December 31 of the year following the calendar year in which the director ceased to serve. Payment will be made, at the election of the director, in either cash or retractable common shares purchased on the market, net of withholding tax, based on the market value of the retractable common shares on the date of the payment (see footnote (8) on page 4).

Related Party Transactions

     In connection with the two sales of Canadian newspaper properties to Osprey Media Group Inc. ("Osprey") in 2001, to satisfy a closing condition, Hollinger, Hollinger International, Lord Black and Messrs. Radler, Atkinson and Boultbee entered into non-competition agreements with Osprey pursuant to which each agreed not to compete directly or indirectly in Canada with the Canadian businesses sold to Osprey for a five year period, subject to certain limited exceptions, for aggregate consideration of $7,940,000, consisting of $3,591,905 paid to Lord Black, $3,591,905 paid to Mr. Radler, $378,095 paid to Mr. Atkinson and $378,095 paid to Mr. Boultbee.

     In connection with the sales of United States newspaper properties in 2000, to satisfy a closing condition, Hollinger, Hollinger International, Lord Black and Messrs. Radler, Atkinson and Boultbee entered into non-competition agreements with the purchasers pursuant to which each agreed not to compete directly or indirectly in the United States with the United States businesses sold to the purchasers for a fixed period, subject to certain limited exceptions, for aggregate consideration paid in 2001 and 2000 of U.S.$15,600,000, consisting of U.S.$7,197,500 paid to Lord Black, U.S.$7,197,500 paid to Mr. Radler, U.S.$602,500 paid to Mr. Atkinson and U.S.$602,500 paid to Mr. Boultbee.

Summary Compensation Table

     The following table sets forth compensation information for the three fiscal years ended December 31, 2001 in respect of each of the named executives.

                                                                         TABLE A

-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                ANNUAL COMPENSATION                       LONG-TERM
                                                                                         COMPENSATION
                                         ------------------------------------ ----------------------------------
                                                                      OTHER            SECURITIES UNDER
                                                                     ANNUAL                OPTIONS                   ALL OTHER
 NAME AND PRINCIPAL POSITION   YEAR        SALARY        BONUS   COMPENSATION              GRANTED                COMPENSATION
-------------------------------------------------------------------------------------------------------------------------------
                                           ($)(1)       ($)(1)       ($)(2)                 (#)(3)                      ($)(4)
 Lord Black,                   2001      686,641       387,250      212,243        (a) 250,000 (Hollinger)                  --
 Chairman of the Board and     2000      666,003     2,763,902      269,844    (b) 205,000 (Hollinger Canadian)             --
 Chief Executive Officer       1999    693,664(1)          (1)      296,600        (c) 1,370,000 (Hollinger                 --
                                                                                        International)
-------------------------------------------------------------------------------------------------------------------------------
 F. David Radler               2001           (1)      232,350      208,464        (a) 230,000 (Hollinger)                  --
 Deputy Chairman,              2000           (1)      788,267      233,294    (b) 205,000 (Hollinger Canadian)             --
 President and Chief           1999           (1)          (1)      258,589        (c) 1,370,000 (Hollinger                 --
 Operating Officer                                                                      International)
-------------------------------------------------------------------------------------------------------------------------------
 Daniel W. Colson              2001      403,451     1,740,641      227,487        (a) 160,000 (Hollinger)              92,933
 Vice-Chairman;                2000      391,700     2,666,634      242,083    (b) 130,000 (Hollinger Canadian)         96,333
 Deputy Chairman and           1999    364,350(1)          (1)      255,053         (c) 885,000 (Hollinger              89,579
 Chief Executive Officer,                                                               International)
 Telegraph Group Limited
-------------------------------------------------------------------------------------------------------------------------------
 J.A. Boultbee                 2001           (1)       77,450       70,250         (a) 95,000 (Hollinger)                  --
 Executive Vice-President      2000           (1)          (1)       81,250    (b) 75,000 (Hollinger Canadian)              --
 and Chief Financial Officer   1999           (1)          (1)      106,385         (c) 426,000 (Hollinger                  --
                                                                                        International)
-------------------------------------------------------------------------------------------------------------------------------
 Peter Y. Atkinson             2001           (1)      154,900       67,750         (a) 80,000 (Hollinger)                  --
 Executive Vice-President      2000           (1)       74,280       78,750    (b) 80,000 (Hollinger Canadian)              --
 and                           1999           (1)          (1)      101,385         (c) 435,000 (Hollinger                  --
 General Counsel                                                                        International)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

Notes:

(1) With the exception of salaries paid to Lord Black and Mr. Colson by Telegraph Group Limited ("The Telegraph") (which salaries were paid in pounds sterling and Canadian dollars, respectively, and have been converted into Canadian dollars at the 2001 average rate of 2.2307 for the purposes of this disclosure) and certain performance incentive bonuses, none of the executive officers of the Corporation receives salary or bonus directly from the Corporation. See "Management Agreements". Ravelston is an associate of Lord Black and Mr. Radler. The Corporation and its wholly-owned subsidiaries paid management fees to Ravelston pursuant to the Hollinger Management Agreement of $0 in 2001, $3,200,000 in 2000 and $3,200,000 in 1999.

(2) The amounts in this column relate to (a) directors' fees paid by the Corporation, Hollinger International and The Telegraph and (b) taxable benefits (at the average rate of 4% in 1998) on employee loans (reference is made to Table D). There were no such loans in 2001. Other prerequisites and personal benefits did not exceed, in 2001, $50,000, in 2000, $50,000 and in 1999, $50,000.

(3) These amounts relate, as indicated, to options on retractable common shares of the Corporation granted pursuant to the Corporation's Executive Share Option Plan, to options on Class A shares of Hollinger International granted pursuant to Hollinger International's Stock Option Plans and to options on limited partnership units of Hollinger Canadian Newspapers, Limited Partnership granted pursuant to the Partnership's Unit Option Plan.

(4) Includes contributions made by The Telegraph to its Executive Pension Scheme in respect of Mr. Colson.

Options/Stock Appreciation Rights

     In 1994 the Board of Directors approved an Executive Share Option Plan (the "Option Plan"). Under the Option Plan the Corporation issues non-transferable options ("Options") to purchase retractable common shares of the Corporation to certain executives of the Corporation and its subsidiaries (including the named executives). The Option Plan is designed: (i) to provide incentive to executives of the Corporation and its subsidiaries who are in positions which enable them to make significant contributions to the longer term objectives of the Corporation; (ii) to give suitable recognition to the ability and industry of such executives; and (iii) to attract and retain in the employment of the Corporation and its subsidiaries persons of ability and industry.

     The Options are to purchase up to a specified maximum number of retractable common shares at a price equal to the exercise price which is the average trading price on The Toronto Stock Exchange of the Corporation's retractable common shares for the 10 trading days ending on the third trading day preceding the date of grant. The Options are exercisable to the extent of 25% thereof at the end of each of the first through fourth years following issuance, on a cumulative basis, with the exercise period terminating six years after the date of grant of the Options. Unexercised Options expire at the earlier of one month following the date of termination of the employee's employment or six years after grant.

     The following table sets forth information concerning the issue in 2001 to the named executives of options to purchase Class A Shares of Hollinger International pursuant to Hollinger International's Stock Option Plans. No options were granted in 2001 pursuant to the Option Plan or the Partnership's Unit Option Plan.

                   OPTION/SAR GRANTS DURING THE MOST RECENTLY
                            COMPLETED FINANCIAL YEAR

                                                                         TABLE B

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 % OF TOTAL                     MARKET VALUE
                                           SECURITIES             OPTIONS         EXERCISE     OF SECURITIES
                                              UNDER              GRANTED TO          OR          UNDERLYING
                                             OPTIONS            EMPLOYEES IN     BASE PRICE       OPTIONS           EXPIRATION
  NAME                                     GRANTED (#)         FINANCIAL YEAR   ($/SECURITY)    ($/SECURITY)           DATE
-----------------------------------------------------------------------------------------------------------------------------------
  Lord Black,                                400,000                16.8         U.S. 14.37      U.S. 16.28       April 2, 2011
  Chairman of the Board and         (Hollinger International)
  Chief Executive Officer
-----------------------------------------------------------------------------------------------------------------------------------
  F. David Radler                            400,000                16.8         U.S. 14.37      U.S. 16.28       April 2, 2011
  Deputy Chairman                   (Hollinger International)
  President and
  Chief Operating Officer
-----------------------------------------------------------------------------------------------------------------------------------
  Daniel W. Colson                           300,000                12.6         U.S. 14.37      U.S. 16.28       April 2, 2011
  Vice-Chairman;                    (Hollinger International)
  Deputy Chairman and
  Chief Executive Officer,
  The Telegraph
-----------------------------------------------------------------------------------------------------------------------------------
  J.A. Boultbee                              125,000                5.3          U.S. 14.37      U.S. 16.28       April 2, 2011
  Executive Vice-President and      (Hollinger International)
  Chief Financial Officer
-----------------------------------------------------------------------------------------------------------------------------------
  Peter Y. Atkinson                          125,000                5.3          U.S. 14.37      U.S. 16.28       April 2, 2011
  Executive Vice-President and      (Hollinger International)
  General Counsel
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

     The following table sets forth details concerning the financial year end value of (a) outstanding options issued pursuant to the Option Plan, (b) outstanding options to purchase Class A Shares of Hollinger International issued pursuant to Hollinger International's Stock Option Plans and (c) outstanding options to purchase limited partnership units of Hollinger Canadian Newspapers, Limited Partnership pursuant to the Partnership's Unit Option Plan.

  AGGREGATED OPTION/SAR EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL
                 YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

                                                                         TABLE C

----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          VALUE OF
                                                                                                         UNEXERCISED
                                                                           UNEXERCISED                  IN-THE-MONEY
                                                                           OPTIONS AT                    OPTIONS AT
                                         SECURITIES     AGGREGATE            FY-END                        FY-END
                                          ACQUIRED        VALUE              (#)(1)                        ($)(2)
                                         ON EXERCISE    REALIZED          EXERCISABLE/                  EXERCISABLE/
  NAME                                       (#)           ($)            UNEXERCISABLE                 UNEXERCISABLE
----------------------------------------------------------------------------------------------------------------------------------
  Lord Black,                                                            187,500/62,500                      --
  Chairman of the Board                      --            --              (Hollinger)
  and Chief Executive Officer                                            102,500/102,500                19,269/19,269
                                                                      (Hollinger Canadian)
                                                                         521,250/848,750          U.S. 351,450/U.S. 261,300
                                                                    (Hollinger International)
----------------------------------------------------------------------------------------------------------------------------------
  F. David Radler                                                        172,500/57,500                      --
  Deputy Chairman, President                 --            --              (Hollinger)
  and Chief Operating Officer                                            102,500/102,500                19,269/19,269
                                                                      (Hollinger Canadian)
                                                                         521,250/848,750          U.S. 351,450/U.S. 261,300
                                                                    (Hollinger International)
----------------------------------------------------------------------------------------------------------------------------------
  Daniel W. Colson                                                       120,000/40,000                      --
  Vice-Chairman;                             --            --              (Hollinger)
  Deputy Chairman and                                                     65,000/65,000                 12,262/12,262
  Chief Executive Officer,                                            (Hollinger Canadian)
  The Telegraph                                                          252,500/632,500          U.S. 132,950/U.S. 195,000
                                                                    (Hollinger International)
----------------------------------------------------------------------------------------------------------------------------------
  J.A. Boultbee                                                           71,250/23,750                      --
  Executive Vice-President and               --            --              (Hollinger)
  Chief Financial Officer                                                 37,500/37,500                  7,007/7,007
                                                                      (Hollinger Canadian)
                                                                         146,000/280,000           U.S. 61,820/U.S. 85,800
                                                                    (Hollinger International)
----------------------------------------------------------------------------------------------------------------------------------
  Peter Y. Atkinson                                                       60,000/20,000                      --
  Executive Vice-President and               --            --              (Hollinger)
  General Counsel                                                         40,000/40,000                  7,883/7,883
                                                                      (Hollinger Canadian)
                                                                         155,000/280,000          U.S. 118,650/U.S. 85,800
                                                                    (Hollinger International)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

Notes:

(1) These numbers relate to the options granted pursuant to the Option Plan, the options granted pursuant to the Hollinger International Stock Option Plan and the options granted pursuant to the Partnership's Unit Option Plan.

(2) Calculated using the closing price for retractable common shares of the Corporation on The Toronto Stock Exchange, the Class A Shares of Hollinger International on the New York Stock Exchange and the limited partnership units of Hollinger Canadian Newspapers, Limited Partnership on The Toronto Stock Exchange on December 31, 2001, less the exercise price of the options.

REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee has been delegated authority by the board of directors of Hollinger to settle and approve the management fees, if any, to be paid by Hollinger and its wholly-owned subsidiaries to Ravelston pursuant to the Hollinger Management Agreement.

     Under the Hollinger Management Agreement, the aggregate management fee for each calendar year is to be negotiated on an annual basis. Until the annual fee is determined for any year, Ravelston continues to be compensated on the basis of the previous year's fee.

     The Compensation Committee consists of five directors who are neither officers nor employees of the Corporation or Ravelston and who do not have any other material interest in Ravelston. None of the Compensation Committee members is eligible to participate in the Executive Share Option Plan.

     Hollinger International is the most significant user of Ravelston's management services. Since Hollinger International is a public corporation with its own board of directors, including directors independent of Hollinger and related companies, the Committee has concluded that it would be appropriate for the Hollinger International board of directors to negotiate directly with Ravelston the management fees payable for the services provided to it and its subsidiaries.

     No management fee is payable by Hollinger to Ravelston under the Hollinger Management Agreement for the year 2002.

     The compensation levels for the executives and other employees of Ravelston are the responsibility of Ravelston and are not determined by the Compensation Committee of Hollinger or by the board of directors or any committee of Hollinger International, except to the extent that the Corporation or Hollinger International compensates the executives and employees in the form of stock options. Pursuant to the management fee arrangements, the management fees are not allocated to specific Ravelston employees, consequently, the Compensation Committee has no basis for attributing specific amounts to Hollinger's executive officers as salaries and bonuses.

     In addition to approving the annual management fee, if any, payable by Hollinger and its wholly-owned subsidiaries to Ravelston, the Compensation Committee also approves the granting of options under Hollinger's Executive Share Option Plan.

     In respect of its role in approving the grant of options to the Corporation's executives, the Compensation Committee follows this strategy:

     (i) Motivate executives to achieve their strategic goals by tying grants to the performance of the Corporation as well as their individual performance.

     (ii) Be competitive with other leading companies so as to attract and retain talented executives.

     (iii) Align the interests of its executives with long-term interests of the Corporation's shareholders through stock-related programs.

No options were granted under the Plan in 2001.

     The foregoing report has been furnished by Henry H. Ketcham III (Chairman), Fredrik S. Eaton, R. Donald Fullerton, Allan E. Gotlieb and Maureen J. Sabia.

SHAREHOLDER RETURN PERFORMANCE GRAPH

     The chart below compares the yearly percentage change in the Corporation's cumulative total shareholder return on the Corporation's retractable common shares (assuming all dividends were reinvested at the market price on the date of payment) against the cumulative total shareholder return of the TSE 300 Total Return Index (of which the Corporation is one) for the five years commencing December 31, 1996 and ending December 31, 2001.

            COMPARISON OF 5-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN
                ON RETRACTABLE COMMON SHARES OF THE CORPORATION
                       AND THE TSE 300 TOTAL RETURN INDEX

                                     GRAPH

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

     Hollinger has made loans to certain directors and officers of the Corporation in connection with the subscription for convertible preference shares pursuant to its now-expired executive share purchase plan (the "Purchase Plan"). The following table sets out certain information relating to such loans.

                                                                         TABLE D

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               FINANCIALLY
                                                             LARGEST           AMOUNT            ASSISTED
                                     INVOLVEMENT              AMOUNT         OUTSTANDING        SECURITIES           SECURITY
                                    OF ISSUER OR         OUTSTANDING            AS AT           PURCHASES              FOR
                                    SUBSIDIARY(1)        DURING 2001       APRIL 18, 2002         DURING         INDEBTEDNESS(2)
  NAME                                                                                             2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                             ($)                 ($)               (#)
  Lord Black,                    Hollinger as lender       3,542,042          3,478,786             0           735,280 Series II
  Chairman of the Board and                                                                                        50,000 units
  Chief Executive Officer
-----------------------------------------------------------------------------------------------------------------------------------
  F. David Radler                Hollinger as lender       2,736,211          2,597,736             0           577,720 Series II
  Deputy Chairman, President                                                                                       50,000 units
  and Chief Operating Officer
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

Notes :

(1) The loans were on a non-interest basis prior to the conversion of the preference shares subscribed for with the proceeds of the loans. All preference shares subscribed for under the Purchase Plan have been converted and, as a consequence of tenderings to issuer bids by Hollinger in 1997 and 1998, Series II Preference Shares resulting from the preference shares issued under the Purchase Plan are now held in trust by Ravelston for the benefit of the subscribers. From October 1, 1998, the loans have been bearing interest at the prime rate established by the Canadian Imperial Bank of Commerce plus 1/2%. The loans are partially secured by a pledge of the Series II Preference Shares resulting from the preference shares issued under the Purchase Plan.

(2) The number of Series II Preference Shares of the Corporation and limited partnership units of Hollinger Canadian Newspapers, Limited Partnership pledged as security for the indebtedness.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

     During 2001, Hollinger maintained directors' and officers' liability insurance with a policy limit of $200,000,000 aggregate per policy year. Under this insurance coverage, Hollinger would be reimbursed for indemnity payments made on behalf of its directors and officers subject to a deductible of $5,000,000 per occurrence. Individual directors and officers would also be reimbursed for losses arising during the performance of their duties for which they are not indemnified by Hollinger. The total premium paid by Hollinger for directors' and officers' liability insurance in respect of 2001 was $365,500 and was not allocated to directors as a group or to officers as a group.

                  STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     The board of directors of the Corporation considers sound corporate governance structures and practices to be essential to the effective operation and success of the Corporation and that these practices should be reviewed regularly to ensure that they are appropriate. A description of the Corporation's corporate governance practices follows. This Statement of Corporate Governance Practices has been prepared by the Corporate Governance Committee of the board of directors and has been approved by the board of directors.

     As mandated by Section 473 of The Toronto Stock Exchange Company Manual, the following is a statement of the Corporation's existing corporate governance practices with specific reference to the TSE Guidelines.

1. The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

     (a)  adoption of a strategic planning process;

       The senior management team formulates strategic proposals and the operational plans necessary to achieve their implementation. These proposed strategies and related tactics and plans are considered by the board and the input of the board is taken into account in formulating the final version of the proposals.

     (b) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

       The board through its Committees, principally the Audit Committee, discharges this responsibility. The Audit Committee reports to the board in respect of such matters and develops and improves processes designed to convey to the board on a timely basis information regarding the principal risks of the Corporation's business and systems to manage such risks.

     (c) succession planning, including appointing, training and monitoring senior management;

       As a number of senior officers are board members, there is ample opportunity for the independent directors to formulate independent opinions on the qualifications of these potential candidates for promotion.

     (d)  a communications policy for the corporation;

       The objectives of the communications policy of the Corporation are to cause Hollinger to effectively communicate with its shareholders, stakeholders, employees and the investing public on a timely basis regarding its operations and to accommodate feedback from such parties. Shareholder inquiries receive prompt responses from senior management. The Corporation conducts a comprehensive investor communications and relations program including press releases involving the dissemination of quarterly financial or other information and all corporate disclosure documents and briefing meetings with institutional and other investors, analysts, fund managers and the financial news media regarding significant corporate developments and financial results.

     (e) the integrity of the corporation's internal control and management information systems.

       Hollinger's major subsidiaries observe high standards in respect of their internal control and management information systems. Hollinger monitors these subsidiaries through its appointees to their boards and management teams and through the subsidiaries' monthly financial reports on operations. The Audit Committee of the board works with Hollinger's Chief Financial Officer and external auditors to monitor and improve the information systems and internal financial controls throughout the group necessary to ensure that material developments are brought to the attention of senior management expeditiously and, if appropriate, to the attention of the board.

2. The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

    Of the 15 directors of the Corporation, nine are involved in the management of the business and affairs of the Corporation or its affiliates. Consequently, six directors are neither part of management nor "related" within the meaning of the TSE Report. Accordingly, 40% of the directors are unrelated directors. Hollinger believes that it has an adequate number of unrelated directors to discharge the board's responsibilities. Hollinger's directors are legally obligated to be aware of the potential for conflicts of interest and to declare them wherever a conflict exists.

    Hollinger believes that the leaders of its principal subsidiaries should be members of the board. This provides non-executive directors with direct and frequent access to these key executives. Such access assists the non-executive directors in achieving a thorough understanding of Hollinger's businesses and operations and the issues they face and also affords them opportunities to assess the calibre of management.

     The categorization of directors is as follows:

    RELATED                            UNRELATED
    -------                            ---------
    P. Y. Atkinson                     R. M. Barford
    Lord Black                         F. S. Eaton
    B. Amiel Black                     R. D. Fullerton
    J. A. Boultbee                     A. E. Gotlieb
    D. S. Chant                        H. H. Ketcham III
    D. W. Colson                       M. J. Sabia
    C. G. Cowan
    F. D. Radler
    P. G. White

     In determining the "unrelated" or "related" status of individual directors the board considered the factual circumstances of each director in relation to the definition of "unrelated" contained in the TSE Report.

3. The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

     The board has assumed these responsibilities (see item 2. above).

4. The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e. non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

     The board has appointed a Corporate Governance Committee, all of the members of which are unrelated directors, whose mandate includes the nominating and assessment functions. The nominating function of the Committee is conducted after consultation with the Chairman and CEO.

5. Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

     The assessment of the effectiveness of the board, committees of the board and the contribution of individual directors is a continuing process conducted by the Chairman and CEO, the Deputy Chairman and the Corporate Governance Committee. Hollinger believes that an informal and frank relationship among the directors is the most effective process through which to make such assessments. In 2002, as he does annually, the Chairman of the Corporate Governance Committee sought written responses from each non-executive board member on a survey on governance issues including board organization, assessment of management, strategy determination, monitoring and implementing, communication with shareholders and other matters. The responses received were discussed with the Chairman and CEO and reported to the board at its meeting held in February, 2002.

6. Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

     Each new director is provided with an extensive information package containing historical, financial and business information and information regarding directors' legal obligations, and is encouraged to discuss any of the information with senior management. Hollinger holds board meetings from time to time at the offices of certain of its operating subsidiaries. This permits all directors, including new recruits, to meet and question operating management. These information meetings provide directors with a more complete understanding of Hollinger's operations and competitive circumstances. In addition, prior to the board's assessment of any major proposal, each director is provided with a comprehensive memorandum regarding his or her obligations, responsibilities and potential liabilities in connection with such proposal.

7. Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake, where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

     The board of directors currently consists of fifteen members and is of a size which is conducive to effective and efficient communication and decision-making. The appropriate size of the board is under continuing consideration by the directors and management.

8. The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

     This matter is reviewed periodically by the Chairman and CEO, the Deputy Chairman and the Corporate Governance Committee, in consultation with compensation experts, with reference to comparable situations. Hollinger's board compensation practice is considered to be consistent with that of comparable North American newspaper publishing corporations.

9. Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors. An inside director is a director who is an officer or employee of the corporation or of any of its affiliates.

     Set out below is the composition of the current committees of the Hollinger board. The right-hand column entitled "Status" represents the board's characterization of each of the members:

                           COMMITTEE                              MEMBER                      STATUS
                           ---------                              ------                      ------
    1.   Executive Committee...........................  R. M. Barford              outside     --     unrelated
                                                         Lord Black                 inside      --       related
                                                         D. W. Colson               inside      --       related
                                                         F. D. Radler               inside      --       related
    2.   Audit Committee...............................  R. M. Barford              outside     --     unrelated
                                                         F. S. Eaton                outside     --     unrelated
                                                         H. H. Ketcham              outside     --     unrelated
    3.   Corporate Governance Committee................  R. M. Barford              outside     --     unrelated
                                                         F. S. Eaton                outside     --     unrelated
                                                         R. D. Fullerton            outside     --     unrelated
                                                         A. E. Gotlieb              outside     --     unrelated
    4.   Compensation Committee........................  F. S. Eaton                outside     --     unrelated
                                                         R. D. Fullerton            outside     --     unrelated
                                                         A. E. Gotlieb              outside     --     unrelated
                                                         H. H. Ketcham              outside     --     unrelated
                                                         M. J. Sabia                outside     --     unrelated
    5.   Retraction Price Committee....................  J. A. Boultbee             inside      --       related
                                                         P. Y. Atkinson             inside      --       related

     The Executive Committee normally deals with routine corporate matters. Matters of any consequence are brought to the board for consideration except on rare occasions when immediate action is required.

10. Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

     The Corporate Governance Committee has been given these responsibilities and reports to the board in this area.

11. The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

     The responsibilities of the board and management to act with due care in the best interests of the Corporation are well defined by law and both management and the board recognize their respective duties and obligations. Corporate objectives are reviewed by the board from time to time throughout the year.

12. Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.

     The Corporate Governance Committee has been assigned the responsibility for administering the board's relationship to management. The Committee monitors the ability of the board to act independently of management and board members are encouraged to discuss privately with the Chairman and CEO or the Chairman of the Corporate Governance Committee any matter or concern that they would prefer not to raise before the full board.

13. The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

     All members of the Audit Committee are outside directors. The Committee has direct communication with the Corporation's external auditors. The Committee has adopted a formal statement of its role and responsibilities which includes the matters referred to above and in item 1(b) and item 1(e) above.

     Management is responsible for the financial reporting process, the preparation of consolidated financial statements in accordance with generally accepted accounting principles, the system of internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. KPMG LLP is responsible for auditing the financial statements. The Audit Committee's responsibility is to monitor and review these processes and procedures. The members of the Audit Committee are not professionally engaged in the practice of accounting or auditing and are not experts in the fields of accounting or auditing, including evaluating auditor independence. The Audit Committee relies, without independent verification, on the information provided to it and on the representations made by management and the independent auditors that the financial statements have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable law and regulations.

     The Audit Committee reports that it has: (i) considered the financial statements of the Corporation for the year ended December 31, 2001 prepared on a consolidated basis, the notes thereto and other material including market value financial information; (ii) discussed the scope of the audit with KPMG LLP; and (iii) reviewed the financial statements in detail. The Audit Committee obtained from KPMG LLP a formal written statement confirming that KPMG LLP is an independent public accountant with respect to the Corporation within the meaning of the Securities Act administered by the United States Securities and Exchange Commission and the requirements of the Independence Standards Board. Based on such review and discussions and subject to the limitations on its role described above, the Audit Committee has recommended that the audited financial statements be approved by the Board of Directors.

14. The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside adviser should be subject to the approval of an appropriate committee of the board.

     The directors have access to management and the Corporation's advisers in order to assist in their understanding of proposed board actions and the implications of voting for or against such actions. Committees of the board are authorized by the board from time to time to retain outside advisors at the Corporation's expense.

              SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

     The CBCA permits certain eligible shareholders of Hollinger to submit shareholder proposals to Hollinger, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2003 is January 17, 2003.

        ANNUAL REPORT, FINANCIAL STATEMENTS AND ANNUAL INFORMATION FORM

     The annual report and consolidated financial statements of Hollinger for the financial year ended December 31, 2001 will be placed before the meeting but shareholders will not be asked to vote thereon.

     Copies of Hollinger's latest annual information form (together with the documents incorporated therein by reference), the comparative financial statements of Hollinger for 2001 together with the report of the auditors thereon, management's discussion and analysis of Hollinger's financial condition and results of operations for 2001, the interim financial statements of Hollinger for periods subsequent to the end of Hollinger's last fiscal year and this circular are available upon request from the Secretary of Hollinger.

                              APPROVAL OF CIRCULAR

     The contents and the sending of this Circular have been approved by the board of directors of Hollinger. All information is, unless otherwise stated, given as of April 18, 2002.

                                       LOGO
                                         CHARLES G. COWAN
                                         Vice-President and Secretary
Toronto, Ontario
April 18, 2002

                                  APPENDIX "A"

           RESOLUTION AMENDING THE GENERAL BY-LAW OF THE CORPORATION

RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The repeal of By-laws Nos. A24 and A25 of the Corporation is hereby confirmed.

2. By-law No. A26, substantially in the form attached as Exhibit "I" hereto, is hereby confirmed.

3. The Board of Directors of the Corporation is authorized in its absolute discretion to revoke this resolution before it is acted upon without further approval of the shareholders.

                                  EXHIBIT "I"

                                 BY-LAW NO. A26
                                       OF
                                 HOLLINGER INC.
                              (THE "CORPORATION")

                             1.  REGISTERED OFFICE

1.1.  REGISTERED OFFICE

     The registered office of the Corporation shall be in the province or territory of Canada specified in the articles of the Corporation and at such location in that province or territory as the directors may from time to time determine.

                               2.  CORPORATE SEAL

2.1.  CORPORATE SEAL

     The Corporation shall have a corporate seal which shall be adopted and may be changed by resolution of the directors.

                                 3.  DIRECTORS

3.1.  NUMBER AND QUORUM

     The number of directors shall be determined by the directors but shall be not fewer than the minimum and not more than the maximum provided in the articles. At least two directors shall not be officers or employees of the Corporation or of any of its affiliates. Two-fifths of the minimum number of directors provided for in the articles or such greater or lesser number as the directors may from time to time determine shall constitute a quorum for the transaction of business at any meeting of directors.

3.2.  QUALIFICATION

     No person shall be qualified to be a director if that person is less than eighteen years of age, is of unsound mind and has been so found by a court in Canada or elsewhere, or has the status of a bankrupt. At least twenty-five per cent of the directors shall be resident Canadians.

3.3.  ELECTION AND TERM OF OFFICE

     The directors shall be elected at each annual meeting of shareholders of the Corporation and each director shall hold office until the close of the first annual meeting following the director's election; provided that if an election of directors is not held at an annual meeting of shareholders, the directors then in office shall continue in office until their successors are elected. Retiring directors are eligible for re-election.

3.4.  VACATION OF OFFICE

     A director ceases to hold office if the director dies, is removed from office by the shareholders, ceases to be qualified for election as a director or resigns by a written resignation received by the Corporation. A written resignation of a director becomes effective at the time it is received by the Corporation, or at the time specified in the resignation, whichever is later.

3.5.  REMOVAL OF DIRECTORS

     The shareholders may by ordinary resolution at a special meeting of shareholders remove any director or directors from office provided that where the holders of any class or series of shares have an exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series. A vacancy created by the removal of a director may be filled at the meeting of the shareholders at which the director is removed.

3.6.  VACANCIES

     Subject to the Act, a quorum of directors may fill a vacancy among the directors. A director appointed or elected to fill a vacancy holds office for the unexpired term of the director's predecessor.

3.7.  ACTION BY DIRECTORS

     The directors shall manage, or supervise the management of, the business and affairs of the Corporation. Subject to sections 3.8. and 3.9, the powers of the directors may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the directors. Where there is a vacancy in the board of directors the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

3.8.  CANADIAN RESIDENTS REQUIRED AT MEETINGS

     The directors shall not transact business at a meeting other than filling a vacancy in the board unless at least twenty-five per cent of the directors (the "required number") present are resident Canadians or if a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communication facility the business transacted at the meeting and the required number of resident Canadians would have been present had that director been present at the meeting.

3.9.  MEETING BY TELEPHONIC OR ELECTRONIC FACILITY

     If all the directors of the Corporation consent, a meeting of directors or of a committee of directors may be held by means of a telephonic, electronic or other communication facility that permits all persons participating in the meeting to communicate adequately with each other, and a director participating in a meeting by such means is deemed to be present at that meeting.

3.10.  PLACE OF MEETINGS

     Meetings of directors may be held at any place within or outside of Canada.

3.11.  CALLING OF MEETINGS

     Meetings of the directors shall be held at such time and place as the Chairman of the Board, the President or any two directors may determine.

3.12.  NOTICE OF MEETING

     Notice of the time and place of each meeting of directors shall be given to each director by telephone not less than 48 hours before the time of the meeting or by written notice not less than four days before the day of the meeting and, except as provided in the Act, need not specify the purpose of or the business to be transacted at the meeting. Meetings of the directors may be held at any time without notice if all the directors have waived or are deemed to have waived notice.

3.13.  FIRST MEETING OF NEW BOARD

     No notice shall be necessary for the first meeting of newly-elected directors held immediately following their election at a meeting of shareholders.

3.14.  ADJOURNED MEETING

     Notice of an adjourned meeting of directors is not required if the time and place of the adjourned meeting is announced at the original meeting.

3.15.  REGULAR MEETINGS

     The directors may appoint a day or days in any month or months for regular meetings and shall designate the place and time at which such meetings are to be held. A copy of any resolution of directors fixing the place and time of regular meetings of the board shall be sent to each director forthwith after being passed, and no other notice shall be required for any such regular meeting.

3.16.  CHAIRMAN

     The Chairman of the Board, or in the Chairman's absence, the Deputy Chairman, or in their absence, the Vice-Chairman, or in the their absence, the President, or in their absence, a Vice-President, who is a director, to be selected on the basis of seniority amongst the other Vice-Presidents present, who are directors, shall be the Chairman of any meeting of directors. If no such person is present, the directors present shall choose one of their number to be Chairman.

3.17.  VOTING AT MEETINGS

     Questions arising at any meeting of directors shall be decided by a majority of votes. In the case of an equality of votes, the chair of the meeting, in addition to the chair's original vote, shall have a second or casting vote.

3.18.  CONFLICT OF INTEREST

     A director or officer who is a party to, or who is a director or officer or is acting in a similar capacity of, or has a material interest in, a party to a material contract or material transaction, whether entered into or proposed, with the Corporation shall disclose the nature and extent of the director's or officer's interest at the time and in the manner provided by the Act.

3.19.  REMUNERATION AND EXPENSES

     The directors shall be paid such remuneration as the directors may from time to time by resolution determine. The directors shall also be entitled to be paid their travelling and other expenses properly incurred by them in going to, attending and returning from meetings of directors or committees of directors. A director or officer of the Corporation may be employed by or perform services for the Corporation otherwise than as a director or officer, and may be a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, and such a director, officer, firm or body corporate may receive proper remuneration for this employment or services.

                                 4.  COMMITTEES

4.1.  COMMITTEES OF DIRECTORS

     The directors may appoint from among their number one or more committees of directors and delegate to them any of the powers of the directors except those which under the Act a committee of directors has no authority to exercise.

4.2.  AUDIT COMMITTEE

     The directors shall appoint from among their number an audit committee composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any affiliate of the Corporation. The audit committee shall review the financial statements of the Corporation and shall report thereon to the directors of the Corporation before such financial statements are approved by the directors. The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat; and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.

4.3.  TRANSACTION OF BUSINESS

     Subject to section 3.9, the powers of a committee appointed by the directors may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all members of the committee entitled to vote on that resolution at a meeting of the committee. Meetings of a committee may be held at any place in or outside Canada.

4.4.  PROCEDURE

     Unless otherwise determined by the directors, a majority of committee members shall constitute a quorum for the transaction of business at any committee meeting and the procedure for committee meetings shall be governed by the provisions of this by-law that govern the meetings of directors.

                                  5.  OFFICERS

5.1.  GENERAL

     The directors may from time to time appoint a Chairman of the Board, a Deputy Chairman of the Board, a Vice-Chairman of the Board and a President all of whom shall be directors of the Corporation and one or more Vice-Presidents, a Secretary, a Treasurer and such other officers as the directors may determine, including one or more assistants to any of the officers so appointed. The officers so appointed may but need not be members of the board of directors except as provided in sections 5.3 and 5.4.

5.2.  TERM OF OFFICE

     Any officer may be removed by the directors at any time but such removal shall not affect the rights of that officer under any contract of employment with the Corporation. Otherwise, each officer shall hold office until the officer's successor is appointed or until the officer's earlier resignation.

5.3.  THE CHAIRMAN OF THE BOARD

     The Chairman of the Board, if any, shall be appointed from among the directors and shall, when present, be chair of meetings of shareholders and directors and shall have such other powers and duties as the directors may determine.

5.4.  THE DEPUTY CHAIRMAN OF THE BOARD

     During the absence or inability of the Chairman of the Board, the Chairman's powers and duties shall devolve upon the Deputy Chairman of the Board. If the Deputy Chairman of the Board exercises any such power or duty, the absence or inability of the Chairman of the Board with reference thereto shall be presumed. The Deputy Chairman of the Board shall also perform such other duties and exercise such other powers as the Board may from time to time prescribe or as the Chairman of the Board may delegate to the Deputy Chairman.

5.5.  THE VICE-CHAIRMAN OF THE BOARD

     During the absence or inability of the Chairman and the Deputy Chairman of the Board, the Chairman's powers and duties shall devolve upon the Vice-Chairman of the Board. If the Vice-Chairman of the Board exercises any such power or duty, the absence or inability of the Chairman and the Deputy Chairman of the Board with reference thereto shall be presumed. The Vice-Chairman of the Board shall also perform such other duties and exercise such other powers as the Board may from time to time prescribe or as the Chairman of the Board may delegate to the Vice-Chairman.

5.6.  THE PRESIDENT

     The President shall, subject to the authority of the Board, have general supervision of the business of the Corporation. The President shall have such other powers and duties as the Board may specify.

5.7.  VICE-PRESIDENT

     A Vice-President shall have such powers and duties as the directors may determine.

5.8.  SECRETARY

     The Secretary shall give, or cause to be given, all notices required to be given to shareholders, directors, auditors and members of committees; shall attend and be secretary of all meetings of shareholders, directors and committees appointed by the directors and shall enter or cause to be entered in books kept for that purpose minutes of all proceedings at such meetings; shall be the custodian of the corporate seal of the Corporation and of all records, books, documents and other instruments belonging to the Corporation; and shall have such other powers and duties as the directors may determine.

5.9.  TREASURER

     The Treasurer shall keep proper books of account and accounting records with respect to all financial and other transactions of the Corporation; shall be responsible for the deposit of money, the safe-keeping of securities and the disbursement of the funds of the Corporation; shall render to the directors when required an account of all the

Treasurer's transactions and of the financial position of the Corporation; and the Treasurer shall have such other powers and duties as the directors may determine.

5.10.  OTHER OFFICERS

     The powers and duties of all other officers shall be such as the terms of their engagement call for or as the directors may determine. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the directors otherwise direct.

5.11.  VARIATION OF DUTIES

     The directors may, from time to time, vary, add to or limit the powers and duties of any officer.

5.12. CONFLICT OF INTEREST

     An officer shall disclose the officer's interest in any material contract or material transaction, whether entered into or proposed, in accordance with section 3.18.

5.13.  AGENTS AND ATTORNEYS

     The directors shall have power from time to time to appoint agents or attorneys for the Corporation within or outside Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as the directors may specify.

                6.  PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

6.1.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Corporation shall indemnify a director or officer, a former director or officer or a person who acts or acted at the Corporation's request as a director or officer, or in a similar capacity of another entity, and the heirs and legal representatives of such a person to the extent permitted by the Act.

6.2.  INSURANCE

     The Corporation may purchase and maintain insurance for the benefit of any person referred to in section 6.1 to the extent permitted by the Act.

                          7.  MEETINGS OF SHAREHOLDERS

7.1.  ANNUAL MEETINGS

     The annual meeting of the shareholders shall be held at the registered office of the Corporation or at such other place within Canada as the directors may determine, or at any place outside Canada specified in the articles of the Corporation or agreed to by all the shareholders entitled to vote at that meeting, at such time in each year as the directors may determine, for the purpose of receiving the reports and statements required to be placed before the shareholders at an annual meeting, electing directors, appointing an auditor or auditors, and for the transaction of such other business as may properly be brought before the meeting.

7.2.  OTHER MEETINGS

     The directors shall have power at any time to call a special meeting of shareholders to be held at such place within Canada as the directors may determine, or at any place outside Canada specified in the articles of the Corporation or agreed to by all the shareholders entitled to vote at that meeting, at such time as may be determined by the board of directors.

7.3.  NOTICE OF MEETINGS

     Notice of the time and place of a meeting of shareholders shall be given not less than 21 days nor more than 60 days before the meeting to each holder of shares carrying voting rights at the close of business on the record date for notice, to each director and to the auditor of the Corporation. Notice of a meeting of shareholders at which special business is to be transacted shall state the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall include the text of any special resolution to be submitted to the meeting. All business transacted at a special meeting of shareholders and all business transacted at an annual meeting of shareholders, except consideration of the financial statements, auditor's report, election of directors and reappointment of the incumbent auditor, shall be deemed to be special business.

7.4.  RECORD DATE FOR NOTICE

     For the purpose of determining shareholders entitled to receive notice of a meeting of shareholders, the directors may fix in advance a date as the record date for such determination of shareholders, but the record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held. Where no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be at the close of business on the day immediately preceding the day on which the notice is given, or, if no notice is given, shall be the day on which the meeting is held. If a record date is fixed, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date, notice thereof shall be given, not less than seven days before the date so fixed, by advertisement in a newspaper published or distributed in the place where the Corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of its shares may be recorded and by written notice to each stock exchange in Canada on which the shares of the Corporation are listed for trading.

7.5  RECORD DATE FOR VOTING

     For the purpose of determining shareholders entitled to vote at a meeting of shareholders, the directors may fix in advance a date as the record date for such determination of shareholders, but the record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held. If a record date is fixed, unless notice of the record date is waived in writing by every holder of a share of the class or series affected whose name is set out in the securities register at the close of business on the day the directors fix the record date, notice thereof shall be given, not less than seven days before the date so fixed, by advertisement in a newspaper published or distributed in the place where the Corporation has its registered office and in each place in Canada where it has a transfer agent or where a transfer of its shares may be recorded and by written notice to each stock exchange in Canada on which the shares of the Corporation are listed for trading.

7.6.  PERSONS ENTITLED TO BE PRESENT

     The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors, the auditor and other persons who are entitled or required under any provision of the Act or the articles or by-laws of the Corporation to attend a meeting of shareholders of the Corporation. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

7.7.  CHAIRMAN

     The Chairman of the Board, or in the Chairman's absence, the Deputy Chairman, or in their absence, the Vice-Chairman, or in their absence, the President, or in their absence a Vice-President who is a director shall be the Chairman. If no such officer is present within 15 minutes from the time fixed for holding the meeting, a person chosen by a vote at the meeting shall be the Chairman of meetings of shareholders.

7.8.  SCRUTINEERS

     At each meeting of shareholders one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair with the consent of the meeting.

7.9.  QUORUM

     Two persons present in person and each being entitled to vote thereat shall constitute a quorum for the transaction of business at any meeting of shareholders.

7.10.  RIGHT TO RECEIVE NOTICE

     The Corporation shall prepare a list of shareholders entitled to receive notice of a meeting, arranged in alphabetical order and showing the number of shares held by each shareholder, which list shall be prepared,

     7.10.1. if a record date for notice is fixed under section 7.4, not later than ten days after that record date; and

     7.10.2. if no record date for notice is fixed under section 7.4, on the record date for notice established under section 7.4.

7.11.  RIGHT TO VOTE

     The Corporation shall prepare a list of shareholders entitled to vote at a meeting, arranged in alphabetical order and showing the number of shares held by each shareholder, which list shall be prepared,

     7.11.1. if a record date for voting is fixed under section 7.5, not later than ten days after that record date; and

     7.11.2. if no record date for voting is fixed, not later than 10 days after the record date for notice fixed under section 7.4 or, if no record date for notice was so fixed, then not later than the record date for notice established under section 7.4, and in both cases the list shall be prepared as of the record date for notice.

     A shareholder whose name appears in the list prepared under this section
7.11 is entitled to vote the shares shown opposite that shareholder's name at the meeting to which the list relates.

7.12.  JOINT SHAREHOLDERS

     Where two or more persons hold shares jointly, one of those holders present at a meeting of shareholders may in the absence of the others vote the shares, but if two or more of those persons are present, in person or by proxy, they shall vote as one on the shares jointly held by them.

7.13.  REPRESENTATIVES

     Where a body corporate or association is a shareholder of the Corporation, the Corporation shall recognize any individual authorized by a resolution of the directors or governing body of the body corporate or association to represent it at meetings of shareholders of the Corporation. An individual so authorized may exercise on behalf of the body corporate or association the individual represents all the powers it could exercise if it were an individual shareholder.

7.14.  EXECUTORS AND OTHERS

     An executor, administrator, committee of a mentally incompetent person, guardian or trustee and, where a corporation is such executor, administrator, committee, guardian or trustee of a testator, intestate, mentally incompetent person, ward or cestui que trust, any duly appointed representative of such corporation, upon filing with the secretary of the meeting sufficient proof of the person's appointment, shall represent the shares in the person's or its hands at all meetings of shareholders of the Corporation and may vote accordingly as a shareholder in the same manner and to the same extent as the shareholder of record. If there be more than one executor, administrator, committee, guardian or trustee, the provisions of this by-law respecting joint shareholders shall apply.

7.15.  PROXYHOLDERS

     Every shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who need not be shareholders, as the shareholder's nominee to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy. A proxyholder or an alternative proxyholder has the same rights as the shareholder who appointed the proxyholder to speak at a meeting of shareholders in respect of any matter, to vote by way of ballot at the meeting and, except where a proxyholder or an alternative proxyholder has conflicting instructions from more than one shareholder, to vote at such meeting in respect of any matter by way of any show of hands. A proxy shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a body corporate, by an officer or attorney thereof duly authorized and shall be valid only at the meeting in respect of which it is given or any adjournment thereof. A proxy shall be in such form as may be prescribed from time to time by the directors or in such other form as the chair of the meeting may accept and as complies with all applicable laws and regulations.

7.16.  TIME FOR DEPOSIT OF PROXIES

     The directors may by resolution fix a time not exceeding forty-eight hours, excluding Saturdays and holidays, preceding any meeting or adjourned meeting of shareholders before which time proxies to be used at that meeting must be deposited with the Corporation or an agent thereof, and any period of time so fixed shall be specified in the notice calling the meeting.

7.17.  VOTES TO GOVERN

     Subject to the Act and the articles of the Corporation, at all meetings of shareholders every question shall be decided, either on a show of hands (or its functional equivalent) or by ballot, by a majority of the votes cast on the question. In case of an equality of votes, the chair of the meeting shall have a second or casting vote.

7.18.  ELECTRONIC MEETINGS AND VOTING

     If the directors call a meeting of shareholders, they may determine that the meeting of shareholders shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and any vote at that meeting of shareholders shall be held entirely by means of that communication facility. A meeting of shareholders may also be held at which some, but not all, persons entitled to attend may participate and vote by means of such a communication facility, if the Corporation makes one available. A person participating in a meeting by such means is deemed to be present at the meeting. Any vote at a meeting of shareholders may be also held entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes one available, even if none of the persons entitled to attend otherwise participates in the meeting by means of a communication facility. For the purpose of voting, a communication facility that is made available by the Corporation must enable the votes to be gathered in a manner that permits their subsequent verification and permits the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

7.19.  SHOW OF HANDS

     Voting at a meeting of shareholders shall be by show of hands, or the functional equivalent of a show of hands by means of electronic, telephonic or other communication facility, except where a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting or where required by the chair. A ballot may be demanded either before or after any vote by show of hands, or its functional equivalent. Upon a show of hands, or its functional equivalent, every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands, or its functional equivalent, shall have been taken upon a question, unless a ballot thereon be required or demanded, an entry in the minutes of a meeting of shareholders to the effect that the chair declared a motion to be carried is admissible in evidence as prima facie proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the motion. A demand for a ballot may be withdrawn at any time prior to taking of a poll on the ballot.

7.20.  BALLOTS

     If a ballot is demanded or required, the vote upon the question shall be taken in such manner as the chair of the meeting shall direct, or as provided by the electronic, telephonic or other communication facility through which votes may be cast. Each person present and entitled to vote at the meeting shall, unless the articles of the Corporation otherwise provide, be entitled to one vote for each share in respect of which that person is entitled to vote at the meeting.

7.21.  ADJOURNMENT

     The chair of any meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the same from time to time and from place to place. If a meeting of shareholders is adjourned for less than thirty days it is not necessary to give notice of the adjourned meeting other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty days or more, notice of the adjourned meeting shall be given as for an original meeting. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling such original meeting.

7.22.  RESOLUTION IN LIEU OF MEETING

     A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of shareholders except where a written statement in respect thereof has been submitted by a director or where representations in writing are submitted by the auditor of the Corporation, in either case, in accordance with the Act.

                                   8.  SHARES

8.1.  ISSUE

     Subject to the Act and the articles of the Corporation, shares of the Corporation may be issued at such times and to such persons and for such consideration as the directors may determine, provided that no shares may be issued until it is fully paid as provided in the said Act.

8.2.  COMMISSIONS

     The directors may authorize the Corporation to pay a reasonable commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

8.3.  SHARE CERTIFICATE

     Every shareholder is entitled at the shareholder's option to a share certificate in respect of the shares held by the shareholder that complies with the Act or to a non-transferable written acknowledgement ("written acknowledgement") of the shareholder's right to obtain a share certificate from the Corporation in respect of the shares of the Corporation held by the shareholder, but the Corporation is not bound to issue more than one share certificate or written acknowledgement in respect of a share or shares held jointly by several persons and delivery of a share certificate or written acknowledgement to one of several joint holders is sufficient delivery to all. Written acknowledgements shall be in such form or forms as the directors shall from time to time by resolution determine. The Corporation may charge a fee in accordance with the Act for a share certificate issued in respect of a transfer. Subject to the provisions of the Act and to the requirements of any stock exchange on which shares of the Corporation may be listed, share certificates shall be in such form or forms as the directors shall from time to time approve. Unless otherwise determined by the directors, share certificates shall be signed by the Chairman of the Board or the President and by the Secretary or an Assistant Secretary and need not be under the corporate seal and certificates for shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned on behalf of such transfer agent and/or registrar. Share certificates shall be signed manually, or signatures shall be printed or otherwise mechanically reproduced on the certificate, and shall include the signature of at least one director or officer of the Corporation or by or on behalf of a registrar, transfer agent or branch transfer agent of the Corporation. If a share certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the share certificate, even though the person has ceased to be a director or an officer of the Corporation, and the share certificate is as valid as if the person were a director or an officer at the date of its issue.

8.4.  TRANSFER AGENTS AND REGISTRARS

     For each class of shares issued by it, the Corporation may appoint one or more agents to keep the securities register and the register of transfers and one or more branch registers. Such an agent may be designated as a transfer agent or registrar according to functions and one agent may be designated both transfer agent and registrar. The securities register, the register of transfers and the branch register or registers (the "registers") shall be kept at the registered office of the Corporation or at such other place inside or outside Canada designated by the directors. If the registers are kept outside Canada, the Corporation will make them available for inspection in compliance with the Act.

8.5.  TRANSFER OF SHARES

     Subject to the Act, no transfer of a share shall be registered except upon presentation of the certificate representing such share with an endorsement which complies with the Act, together with such reasonable assurance that the endorsement is genuine and effective as the directors may prescribe, upon payment of all applicable taxes and fees and upon compliance with the articles of the Corporation.

8.6.  NON-RECOGNITION OF TRUST

     Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and to exercise all the rights and powers of an owner of the share.

8.7.  REPLACEMENT OF SHARE CERTIFICATES

     Where the owner of a share certificate claims that the share certificate has been lost, apparently destroyed or wrongfully taken, the Corporation shall issue or cause to be issued a new certificate in place of the original certificate if the owner (i) so requests before the Corporation has notice that the share certificate has been acquired by a bona fide purchaser; (ii) files with the Corporation an indemnity bond sufficient in the Corporation's opinion to protect the Corporation and any transfer agent, registrar or other agent of the Corporation from any loss that it or any of them may suffer by complying with the request to issue a new share certificate; and (iii) satisfies any other reasonable requirements imposed from time to time by the Corporation.

                            9.  DIVIDENDS AND RIGHTS

9.1.  DECLARATION OF DIVIDENDS

     Subject to the Act, the directors may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation.

9.2.  CHEQUES

     A dividend payable in money shall be paid by cheque to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the address of such holder in the Corporation's securities register, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all such joint holders and mailed to them at their address in the Corporation's securities register. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.3.  NON-RECEIPT OF CHEQUES

     In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the directors may from time to time prescribe, whether generally or in any particular case.

9.4.  RECORD DATE FOR DIVIDENDS AND RIGHTS

     The directors may fix in advance a date, preceding by not more than 60 days, the date for payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the directors.

9.5.  UNCLAIMED DIVIDENDS

     Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

                                  10.  NOTICES

10.1.  GENERAL

     A notice or document required by the Act, the regulations thereunder, the articles or the by-laws of the Corporation to be sent to a shareholder or director of the Corporation may be sent by prepaid mail addressed to, or may be delivered personally to, the shareholder or director at the shareholder's or director's latest address as shown in the records of the Corporation. A notice or document if mailed to a shareholder or director of the Corporation shall be deemed to have been received at the time it would be delivered in the ordinary course of mail unless there are reasonable grounds for believing that the shareholder or director did not receive the notice or the document at that time or at all.

10.2.  ELECTRONIC DELIVERY

     Provided the addressee has consented in writing or electronically in accordance with the Act and the regulations thereunder, the Corporation may satisfy the requirement to send any notice or document referred to in section
10.1 by creating and providing an electronic document in compliance with the Act and the regulations under the Act. An electronic document is deemed to have been received when it enters the information system designated by the addressee or, if the document is posted on or made available through a generally accessible electronic source, when the addressee receives notice in writing of the availability and location of that electronic document, or, if such notice is sent electronically, when it enters the information system designated by the addressee.

10.3.  UNDELIVERED NOTICES

     If the Corporation sends a notice or document to a shareholder in accordance with this section and the notice or document is returned on two consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until the shareholder informs the Corporation in writing of the shareholder's new address.

10.4.  COMPUTATION OF TIME

     In computing the time when a notice or document must be given or sent under any provision requiring a specified number of days' notice of any meeting or other event, the day on which the notice or document is given or sent shall be excluded and the day on which the meeting or other event occurs shall be included.

10.5.  OMISSION AND ERRORS

     The accidental omission to give any notice or send any document to any shareholder, director or other person or the non-receipt of any notice or document by any shareholder, director or other person or any error in any notice or document not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded on such notice or document.

10.6.  NOTICE TO JOINT SHAREHOLDERS

     All notices or documents with respect to any shares registered in more than one name may, if more than one address appears on the securities register of the Corporation in respect of such joint holding, be given to such joint shareholders at the first address so appearing, and all notices so given or documents so sent shall be sufficient notice to all the holders of such shares.

10.7.  PROOF OF SERVICE

     A certificate of the Secretary or other duly authorized officer of the Corporation, or of any agent of the Corporation, as to facts in relation to the mailing or delivery or sending of any notice or document to any shareholder or director of the Corporation or to any other person or publication of any such notice or document, shall be conclusive evidence thereof and shall be binding on every shareholder or director or other person as the case may be.

10.8.  SIGNATURE TO NOTICE

     The signature to any notice or document given by the Corporation, if not in electronic form, may be printed or otherwise mechanically reproduced thereon or partly printed or otherwise mechanically reproduced thereon.

10.9.  WAIVER OF NOTICE

     Notice may be waived or the time for the sending of a notice or document may be waived or abridged at any time with the consent in writing of the person entitled thereto. Attendance of any director at a meeting of the directors or of any shareholder at a meeting of shareholders is a waiver of notice of such meeting, except where the director or shareholder attends for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

                        11.  BUSINESS OF THE CORPORATION

11.1.  VOTING SHARES AND SECURITIES IN OTHER CORPORATIONS

     All of the shares or other securities carrying voting rights of any other body corporate or bodies corporate held from time to time by the Corporation may be voted at any and all meetings of holders of such securities of such other body corporate or bodies corporate in such manner and by such person or persons as the directors of the Corporation shall from time to time determine or failing such determination the proper signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation instruments of proxy and arrange for the issue of voting certificates and other evidence of the right to vote in such names as they may determine.

11.2.  BANK ACCOUNTS, CHEQUES, DRAFTS AND NOTES

     The Corporation's bank accounts shall be kept in such chartered bank or banks, trust company or trust companies or other firm or corporation carrying on a banking business as the directors may by resolution from time to time determine. Cheques on bank accounts, drafts drawn or accepted by the Corporation, promissory notes given by it, acceptances, bills of exchange, orders for the payment of money and other instruments of a like nature may be made, signed, drawn, accepted or endorsed, as the case may be, on behalf of the Corporation (i) by any of the Chairman of the Board, the Vice-Chairman of the Board, the President, any Executive Vice-President or any Vice-President together with any one of the Secretary, the Treasurer, any Assistant Secretary or any Assistant Treasurer, (ii) by any one of the foregoing officers together with any one director, or (iii) by such other officer or officers, person or persons as the directors may by resolution from time to time name for that purpose. Cheques, promissory notes, bills of exchange, orders for the payment of money and other negotiable paper may be endorsed for deposit to the credit of any one of the Corporation's bank accounts by such officer or officers, person or persons, as the directors may by resolution from time to time name for that purpose, or they may be endorsed for such deposit by means of a stamp bearing the Corporation's name.

11.3.  EXECUTION OF INSTRUMENTS

     The Chairman of the Board, the Deputy Chairman of the Board, the Vice-Chairman of the Board, the President, a Vice-President or any director, together with the Secretary, the Controller, the Treasurer, Assistant Secretary, Assistant Treasurer or any other director, shall have authority to sign in the name and on behalf of the Corporation all instruments in writing and any instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The board of directors shall have power from time to time by resolution to appoint any other officer or officers or any person or persons on behalf of the Corporation either to sign instruments in writing generally or to sign specific instruments in writing. Any signing officer may affix the corporate seal to any instrument requiring the same. The term "instruments in writing" as used herein shall, without limiting the generality thereof, include contracts, documents, powers of attorney, deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property (real or personal, immovable or movable), agreements, tenders, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, stocks, bonds, debentures or other securities, instruments of proxy and all paper writing.

11.4.  FISCAL YEAR

     Until changed by resolution of the directors the fiscal year of the Corporation shall terminate on the last day of December in each year.

                              12.  INTERPRETATION

12.1.  GENERAL

     In this by-law, wherever the context requires or permits, the singular shall include the plural and the plural the singular; the word "person" shall include firms and corporations, and masculine gender shall include the feminine and neuter genders. Wherever reference is made to any determination or other action by the directors such shall mean determination or other action by or pursuant to a resolution passed at a meeting of the directors, or by or pursuant to a resolution consented to by all the directors as evidenced by their signatures thereto. Wherever reference is made to the "Canada Business Corporations Act" or the "Act", it shall mean the Canada Business Corporations Act, R.S.C. l985, c. C-44 and every other act or statute incorporated therewith or amending the same, or any act or statute substituted therefor. Unless the context otherwise requires, all words used in this by-law shall have the meanings given to such words in the Act.

12.2.  COMING INTO FORCE

     This by-law shall come into force on the date of its confirmation by the shareholders in accordance with the Act.

12.3.  REPEAL OF PREVIOUS BY-LAWS

     All previous by-laws of the Corporation are repealed as of the coming into force of this by-law provided that such repeal shall not affect the previous operation of any by-law so repealed or the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or Board with continuing effect passed under any repealed by-law shall continue as good and valid except to the extent inconsistent with this by-law and until amended or repealed.

                            (LOGO)

                                                               PRINTED IN CANADA
                                                                    T06374